                                             Filed by Komag, Incorporated
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933, and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities and Exchange Act of
                                             1934. Subject Company:
                                             HMT Technology Corporation
                                             Commission File No. 333-39340




                              KOMAG, INCORPORATED
                             SLIDE PRESENTATION TO
                           ANALYSTS AND STOCKHOLDERS
                               FIRST PRESENTED ON
                                AUGUST 21, 2000

                                 [KOMAG LOGO]


Komag Overview                                                       August 2000


Forward-Looking Statements
--------------------------------------------------------------------------------

The following presentation contains predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties. While this outlook represents Komag's current judgment on the future direction of the business, actual results may differ materially from any future performance suggested below. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger with HMT Technology Corporation ("HMT"), including the risk that required stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this presentation relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Komag and HMT, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners. Predictions about overall product demand, product pricing and new product development and introduction may differ due to unanticipated changes in the disk market. These and other factors are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Komag and HMT with the Securities and Exchange Commission.



Komag Overview                                                      [KOMAG LOGO]

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Komag's Leadership Position
--------------------------------------------------------------------------------

        World's Largest Independent Disk Producer

                - Over 465 Million Disks Produced

        Leading Technology / Superior Disk Product

                - 19% of 2Q 2000 Shipments at 15 GB or greater

                - Recently Demonstrated 70 GB Media

                - Low-Cost Glass Substrates in Development

        Strategically Well Positioned For The Long Term

                - 100% of Production in Low-Cost Area (Malaysia)

                - Access to Global Customer Base

                - State-of-the-Art Equipment Set

                - Mailing Proxy for Stockholder Vote on HMT Merger

                - Meeting Date: September 20, 2000



Komag Overview                                                      [KOMAG LOGO]

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Presentation Outline

--------------------------------------------------------------------------------

        1. Q2 2000 Results

        2. Industry / Market Overview

                Why New Business Model Required

        3. Komag's New Business Model

                The New Komag

        4. Komag - HMT Merger



Komag Overview                                                      [KOMAG LOGO]

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Financial Results Summary
--------------------------------------------------------------------------------

                                                         (In Millions)

                                         Q2 99     Q3 99     Q4 99     Q1 00     Q2 00
                                        ------    ------     -----    ------     -----
Net Sales                                 $93        $80       $65       $80       $83
Gross Margin ($)                          ($5)      ($18)      ($1)      $13       $10
Gross Margin (%)                          (5%)      (23%)      (2%)      16%       12%
EBITDA w/o Restructuring                   $2        ($9)       $6       $21       $16
Net Loss                                 ($38)     ($229)       $6       ($5)      ($6)
Net Loss w/o Restructuring               ($33)      ($46)       $6       ($7)      ($7)

Capital Expenditures                       $9        $11        $3        $2        $2
Net Cash Flow                            ($31)      ($11)     ($14)       $2      ($17)
Net Cash Flow w/o Restructuring          ($27)       ($4)      ($2)      $11      ($11)
Net Cash Flow w/o Restructuring
      & Bank Repayment / Fees            ($27)       ($4)      ($2)      $11        $8
Cash Balance                              $94        $84       $70       $72       $55

Units Sold                               11.1        9.7       8.9      10.8      11.8

Overall ASP                              $8.43     $8.25     $7.69     $7.40     $7.07
EPS                                     ($0.60)   ($3.50)    $0.09    ($0.08)   ($0.10)
EPS w/o Restructuring                   ($0.53)   ($0.70)    $0.09    ($0.08)   ($0.10)



Komag Overview                                                      [KOMAG LOGO]

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Media Suppliers
--------------------------------------------------------------------------------
        Q2 2000 Unit Shipments





  [Bar graph presentation of total media shipments in the disk drive industry, including presentation of Komag and AKCL shipments compared with those of industry competitors.]





Komag Overview                                                      [KOMAG LOGO]

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Supply-Demand Imbalance in Merchant Market
--------------------------------------------------------------------------------

        Reasons For Imbalance:

                - Advancement in Areal Densities

                - Capacity Additions (1995-1996)

                - Market Share Gains by Captive Suppliers



Komag Overview                                                      [KOMAG LOGO]

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Areal Density and Capacity Increases
--------------------------------------------------------------------------------

- Unprecedented areal density advancements led to flat unit growth

                                                                   Future
      CAGR                   1990-1996     1997     1998-1999    (Long-Term)
      ----                   ---------     ----     ---------    -----------
      Bits Stored             100% +       100%     90-100%       [arrow up]

      Areal Density           30-40%      60-70%    90-100%       [arrow left
                                                                   and right]

      Media Unit Shipments    40-50%      20-25%      0%          [arrow up]

                Source: IDC, TrendFocus and Company



Komag Overview                                                      [KOMAG LOGO]

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Komag's Rapidly Changing Product Life Cycles
--------------------------------------------------------------------------------

        - There have been tremendous advancements in areal density due to the exploitation of MR and GMR technology





 [Bar graph depiction of the short product life cycle of successive generations of disks.]





Komag Overview                                                      [KOMAG LOGO]

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Areal Density and Capacity Increases
--------------------------------------------------------------------------------

        - Historical growth and media shortages forced capacity additions by captive manufacturers

                - Capacity additions came online during the 1997-1998 time period

                - Vertically integrated drive makers (SEG, IBM, Fujitsu)
                  increased % of disks made internally

                - Price competition increased as independent media suppliers attempted to avoid losing market share in the shrinking merchant market





             [Bar graph showing captive versus independent supply.]





Komag Overview                                                      [KOMAG LOGO]

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Q2 2000 Media Consumption
--------------------------------------------------------------------------------
        Unit Shipments





[Bar graph presentation of media consumption by customer, showing consumption of
                       Komag and AKCL media by customer.]





Komag Overview                                                      [KOMAG LOGO]

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Demand Will Increase In The Future
--------------------------------------------------------------------------------
        Desktop Disk Drives





[Line graph depicting Komag's estimate of the future market for disks in desktop disk drives.]




        Source: TrendFocus, IDC and Company

Komag Overview                                                      [KOMAG LOGO]

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Why A New Business Model Is Required
--------------------------------------------------------------------------------

        - Storage Industry is in a Period of Change

                - End user market places a higher emphasis on price reduction as opposed to more absolute storage

                - All drive manufacturers execute on product deliveries at the same time in contrast to historical performance

                - Lower drive prices (cost per GB) promote new applications in the consumer market




Komag Overview                                                      [KOMAG LOGO]

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Komag's New Business Model
--------------------------------------------------------------------------------

        "Under my leadership we will manage company resources tightly, actively pursue new customer partnerships and evaluate opportunities to effect changes in the structure of the media industry"

                                -- T.H. Tan, August 5, 1999




Komag Overview                                                      [KOMAG LOGO]

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Komag's New Business Model
--------------------------------------------------------------------------------

        - Eliminated finished disk production in U.S.

                - Transitioned entire production to Malaysia

                - Lowest manufacturing cost structure in the industry

        - Leverage technology and low cost capacity to change customer relationships

        - Forged agreement to merge with HMT

        - Increased scale will enable greater investment in:

                - R&D

                - Growth

        - Begin diversification process



Komag Overview                                                      [KOMAG LOGO]

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Steps Taken Towards New Business Model
--------------------------------------------------------------------------------

        Actions result in savings of $34 million per quarter

                - Annualized, $136 million in savings

                - Of this, over $120 million is cash savings

        Specific Actions

                - Closed San Jose factories

                        - $9 million per quarter in cash savings

                        - $3 million per quarter in lower depreciation charges

                - Reduced the workforce by 1,400 U.S. employees

                        - $17 million per quarter in cash savings

                - Operating expenses reduced from Q2 1999 levels

                        - R&D spending reduced by $3 million per quarter

                        - S,G&A spending reduced by $2 million per quarter



Komag Overview                                                      [KOMAG LOGO]

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Benefits of Manufacturing in Malaysia
--------------------------------------------------------------------------------

- Seven years of operating experience in Malaysia

        - December 1999 production 100% from 55% in July 1999

        - Yields equivalent to former U.S. factories

- Allows "full" utilization of Malaysian installed capacity

        - Current:    12-13 million disks/quarter

        - Short-term: 14 million disks/quarter

        - Long-term:  Excess equipment available to extend capacity without significant new cash outlays

        - Facilities: 20 million disks/quarter.

- Cost structure advantages

        - Labor costs 80% lower than U.S. and Japanese costs

        - "Fixed" costs 20% to 30% lower

- Proximity to customers



Komag Overview                                                      [KOMAG LOGO]

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Technology Strategy
--------------------------------------------------------------------------------

- Leverage technology to change customer relationships

        - Low-cost glass (LCG) substrates

                - Shipping samples

                - 50% of standard glass substrate cost

                - Use LCG to increase media sales to vertically integrated customers

                - Designing production-ready tooling

        - Opportunities at Seagate, IBM, Maxtor, Fujitsu and Hitachi

        - Joint Development - Joint Venture

        - Diversification



Komag Overview                                                      [KOMAG LOGO]

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Benefit of New Business Model
--------------------------------------------------------------------------------

        - Returned company to positive net cash flow in 1Q 00

        - EBITDA = $16 million in 2Q 2000

        - Restructured Senior Debt

                - Cure covenant default

                - Extend debt maturities

        - HMT Merger



Komag Overview                                                      [KOMAG LOGO]

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Komag - HMT Merger
--------------------------------------------------------------------------------

        - Komag & HMT signed definitive agreement to merge

        - HMT shareholders will receive 0.9094 shares of Komag stock for each share of HMT stock

        - Tax-free transaction to be accounted for under purchase accounting

        - Merger subject to approval from shareholders only Meeting Date:
          September 20, 2000



Komag Overview                                                      [KOMAG LOGO]

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Komag - HMT Merger
--------------------------------------------------------------------------------

      This Strategic Transaction:

        - Strengthens Research & Development Leadership
             R&D is the "Admission Ticket"

        - Leverages Low Cost Manufacturing Model
             Low Cost Ensures Sustainability

        - Increases Scale

        - Expands Customer Base

        - Alleviates Capacity Constraints

        - Strengthens Management



Komag Overview                                                      [KOMAG LOGO]

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What Our Largest Customer Thinks
--------------------------------------------------------------------------------

"Komag and HMT have announced their intention to merge, creating the world's largest supplier of thin-film disks for hard drives. For Western Digital, this is an important and positive development.

The combination of these two companies will create widespread efficiencies that will ensure us the lowest possible cost for the media that we buy. . . .

The Komag/HMT merger will bring together two outstanding technology groups into an industry-leading creative force. . . .

Over the last year Komag has demonstrated itself to be a very strategic partner, providing a strong foundation as we move forward working with the new combined entity."

           -- Matt Massingill, Western Digital CEO, in a letter to WD employees on April 26, 2000



Komag Overview                                                      [KOMAG LOGO]

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Media Suppliers (Pro Forma)
--------------------------------------------------------------------------------
  Q2 2000 Media Shipments





[Bar graph presentation of total media shipments in the disk drive industry, including a pro forma presentation of Komag, AKCL and HMT shipments compared with those of industry competitors.]





Komag Overview                                                      [KOMAG LOGO]

Media Consumption (Pro Forma)
--------------------------------------------------------------------------------
  Q2 2000 Media Shipments





[Bar graph presentation of media consumption by customer, showing pro forma consumption of Komag, AKCL and HMT media by customer.]





Komag Overview                                                      [KOMAG LOGO]

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Summary
--------------------------------------------------------------------------------

- Market Conditions have Changed Dramatically and Permanently

- Price Erosion will Place Further Stress on Media Suppliers with High-Cost Structures

- R&D Capabilities will be Leveraged for Unique Solutions and Product Differentiation

- Komag has Instituted Aggressive Restructuring Actions to Size and Focus its Resources

- Komag is the Best Positioned company in the Industry



Komag Overview                                                      [KOMAG LOGO]

                                 [KOMAG LOGO]

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Komag has filed a Registration Statement on SEC Form S-4 in connection with the merger with HMT Technology Corporation, and Komag and HMT expect to mail a Joint Proxy Statement/Prospectus to stockholders of Komag and HMT containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Komag, HMT, the merger and related matters. Investors and security holders are able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Statement/Prospectus and these other documents may also be obtained from Komag by directing a request through the Investor Relations portion of the website at http://www.komag.com or by mail to Komag, Incorporated, 1710 Automation Parkway, San Jose, CA 95131, attention:
Investor Relations, telephone: (408) 576-2000.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Komag and HMT file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag or HMT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's and HMT's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Komag will be soliciting proxies from Komag stockholders and HMT will be soliciting proxies from HMT stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Komag and the directors and executive officers of HMT may be deemed to be participants in Komag's solicitation of proxies and HMT's solicitation of proxies, respectively. Information concerning the directors and officers is contained in the Registration Statement.

The directors and executive officers of HMT have interests in the merger, some of which may differ from, or may be in addition to, those of HMT's stockholders generally. Information concerning those interests is contained in the Registration Statement.

ABOUT KOMAG:

Founded in 1983, Komag, Incorporated has produced over 465 million thin-film disks, the primary storage medium for digital data used in computer disk drives. The company is well positioned as the broad-based strategic supplier of choice for the industry's leading disk drive manufacturers. Through its advanced development facilities in the United States and high volume production factories in Southeast Asia, Komag provides high quality, leading-edge disk products at a low overall cost to its customers. These attributes enable Komag to partner with customers in the execution of their time-to-market design and time-to-volume manufacturing strategies.

For more information about Komag, visit Komag's Internet home page at http://www.komag.com or call Komag's Investor Relations 24-hour Hot Line at 888-66-KOMAG or 408-576-2901.

Contact:  KOMAG, INCORPORATED, San Jose, CA
          Ted Siegler at (408) 576-2209
          E-mail communications: ir_web@komag.com